August 1, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (317) 298-8924</u>

Mr. William R. Donaldson
Chief Executive Officer and
  Chief Financial Officer
Interactive Motorsports and Entertainment Corp.
5624 West 73rd Street
Indianapolis, IN 46278

> **Re: Interactive Motorsports and Entertainment Corp.**
> **Form 10-K for the year ended December 31, 2004**
> **Filed March 29, 2005**
> **File No. 000-30771**

Dear Mr. Donaldson:

We have reviewed your response letter dated July 13, 2006 and have the following additional comments.

1.   We considered your response in your letter dated July 13, 2006. As we previously discussed with you in our conference call on June 7, 2006 we believe that you should restate your financial statements to account for the transaction with Race Car Simulator Corporation ("RCSC") as a borrowing in accordance with the guidance provided in paragraphs 21 – 22 of SFAS 13. In this regard, please also revise your revenue recognition policy with respect to sales where you retain substantial risks of ownership and describe your accounting for such arrangements. This disclosure should also include your rationale for the amortization period of your collateralized borrowing and that you will continue to assess the adequacy of the amortization period which we understand is based on your projection that the buyer will recoup their investment plus a stated annualized return of 13.5%, compounded monthly, within five years. Your disclosures should also include the terms, conditions and obligations under your asset purchase and management agreement. Your restatement footnote should also adequately explain that management is taking responsibility for this restatement.

2.   We note that your amortization assumptions include an interest rate of 27.55%. Please further explain how this represents your incremental borrowing rate for a collateralized borrowing. For instance, we note from your Form 8-K, filed on July 20, 2006, that you recently secured collateralized financing with respect to 20 race car simulators at an interest rate of 15%. Refer to paragraph 22 of SFAS 13 and paragraphs 13 – 14 in APB 21.

3.   We note that you have reflected an adjustment to reverse the cost previously expensed related to simulators sold on December 31, 2004 in the amount of $58,442. Please further explain how you determined the cost of simulators in connection with your transaction on December 31, 2004 and what the remaining amount included in "COGS – Sale of Simulators" represents since the aforementioned sale represents substantially all of the revenue related to simulator sales. In addition, please explain why you have not also reflected an adjustment to reverse the cost previously expensed related to simulators sold during the quarters ended March 31, 2006 and June 30, 2006. Finally, please explain why you are using a three-year amortization period for the simulators rather than the estimated amortization period of the obligation, which is five years. Refer to paragraph 22 of SFAS 13.

4.   We have reviewed your analysis of the impact on your historical financial statements and note that you reflect an adjustment to increase revenue during the quarters ended June 30, 2005 and September 30, 2005 by $371,833 and $864,500, respectively, rather than the amounts shown in Exhibit D which reflects an adjustment to decrease revenue by $348,167 during the quarter ended June 30, 2005 and an increase to revenue by $264,500 during the quarter ended September 30, 2005. Please further explain how these adjustments were computed. If you plan to revise the table in response to this comment, you should also revise the corresponding year-to-date figures for each period.

* * * *

You may contact Joshua Forgione, at (202) 551-3431, or me, at (202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Sincerely,

Steven Jacobs
Accounting Branch Chief